Cannabis Index Family of Exchange Traded Notes

MICROSECTORS

Overview

The MicroSectors™ Cannabis Index Exchange Traded Notes are linked to the performance of the Indxx MicroSectors™ North American Cannabis Index. The leveraged ETN (MJO), offers investors a return based on changes in the level of the Indxx MicroSectors™ North American Cannabis Index on a compounded basis on each Index Business Day (as defined in the applicable pricing supplement), before taking into account fees. The leveraged ETN has a leverage factor of 2 that is reset on each Index Business Day. This fact sheet relates to separate ETN offerings. Each issue of the ETNs is linked to one, and only one, ETN below.

Ticker	Exchange Traded Note
MJO	MicroSectors™ Cannabis 2X Leveraged ETN
MJJ	MicroSectors™ Cannabis ETN

The leveraged ETN seeks a return on the underlying index ***for a single Index Business Day.*** **The leveraged ETNs are not "buy and hold" investments, and should not be expected to provide its respective leveraged return of the underlying index's cumulative return for periods greater than one Index Business Day.**

What Is the Indxx MicroSectors™ North American Cannabis Index

The Indxx MicroSectors™ North American Cannabis Index (the "Index") includes North American stocks designed to track the performance of companies that provide products or services related to the medical or industrial use of cannabis or cannabis related products. The Index's underlying composition is market cap weighted, liquidity adjusted, and has a single security cap of 9.9% to prevent over concentration in a handful of stocks. More information about the Index can be found here.

What Is MicroSectors™

MicroSectors™ provide concentrated exposure to investable market segments that heavily influence many investor portfolios. Developed as high-impact trading and hedging instruments, MicroSectors™ ETNs are designed to give investors precise exposure to popular niches of the market. MicroSectors™ is a REX Shares product. For more information, visit www.microsectors.com.

ETN Details

Ticker	MJO	MJJ
Intraday NAV	MJOIV	MJJIV
CUSIP	063679674	063679682
ISIN	US0636796742	US0636796825
Expense Ratio[1]	0.95% per annum, accrued on a daily basis	0.70% per annum, accrued on a daily basis
Daily Financing Rate[2]	US Federal Funds Effective Rate plus 1.25% per annum, accrued on a daily basis	Not applicable
Leverage Factor	+2X	+1X
Leverage Reset Frequency	Each Index Business Day	Not applicable
Exchange	NYSE Arca	NYSE Arca
Issuer	Bank of Montreal	Bank of Montreal
Initial Trade Date	12/10/2019	12/10/2019
Maturity Date	11/17/2039	11/17/2039

[1] *The Expense Ratio is a per annum number that accrues on a daily basis.*
[2] *The Daily Financing Rate is a per annum number that accrues on a daily basis.*

Index Details

Index Name	Indxx MicroSectors™ North American Cannabis Index
Index Ticker	MSMJ
Launch Date	11/8/2019
Index Eval. Frequency	Monthly
Weighting	Modified Market Capitalization
No. of Constituents	17

Index Constituents

Ticker	Name	Weight	Ticker	Name	Weight	Ticker	Name	Weight
A-US	Agilent Technologies Inc	9.90%	CTLT-US	Catalent Inc	7.84%	WEED-CA	Canopy Growth Corp	3.43%
ABBV-US	AbbVie Inc	9.90%	WAT-US	Waters Corp	6.27%	ARNA-US	Arena Pharmaceuticals Inc	3.03%
MTD-US	Mettler-Toledo International Inc	9.90%	IIPR-US	Innovative Industrial Properties	5.19%	BRKR-US	Bruker Corp	1.73%
TLRY-US	Tilray Inc	9.90%	SMG-US	Scotts Miracle-Gro	4.61%	CRON-CA	Cronos Group Inc	0.65%
TMO-US	Thermo Fisher Scientific Inc	9.90%	APHA-CA	Aphria Inc	4.49%	CARA-US	Cara Therapeutics Inc	0.48%
PKI-US	PerkinElmer Inc	8.97%	ACB-CA	Aurora Cannabis Inc	3.79%			

As of 4/1/2021. Index weightings and constituents are subject to change.

Continued on next page

Cannabis Index Family of Exchange Traded Notes

MICROSECTORS

Hypothetical and Historical Performance (Total Return)*

	1MO	3MO	6MO	9MO	1YR	Index Launch
Indxx MicroSectors™ North American Cannabis Index	-0.49%	19.20%	54.28%	65.56%	102.47%	61.88%
Solactive Cannabis Index	-4.29%	61.45%	120.93%	54.70%	75.68%	-15.74%

** Source: Bloomberg L.P. Indxx MicroSectors™ North American Cannabis Index was launched on 11/8/2019. Data from 11/8/2019 to 3/31/2021. The Indxx MicroSectors™ North American Cannabis Index data prior to that date is hypothetical and reflects the application of the index methodology in hindsight. The hypothetical data cannot completely account for the impact of financial risk in actual trading. Past historical or hypothetical data is not a guarantee of future index performance. See "Use of Hypothetical Back-Tested Data" in this document. Current performance may be higher or lower than performance data quoted. Call 877.369.5412 for current month-end performance.*

Hypothetical and Historical Index Performance



250
200
150
100
50
0
Indxx MicroSectors™ North American Cannabis Index
Solactive Cannabis Index
Q4 2019
Q1 2020
Q2 2020
Q3 2020
Q4 2020
Q1 2021

Source: Bloomberg L.P. Data from 11/8/2019 to 3/31/2021. Past performance does not guarantee future results. The Indxx MicroSectors™ North American Cannabis Index was launched on 11/8/2019. The index data prior to that date is hypothetical and reflects the application of the index methodology in hindsight. The hypothetical data cannot completely account for the impact of financial risk in actual trading. Past historical or hypothetical data is not a guarantee of future index performance. See "Use of Hypothetical Back-Tested Data" in this document.

Continued on next page

Cannabis Index Family of Exchange Traded Notes

MICROSECTORS

Call Us 203-557-6201 Email Us info@rexshares.com Visit Us www.microsectors.com

Bank of Montreal, the issuer of the ETNs ("Bank of Montreal" or the "Issuer"), has filed a registration statement (including certain pricing supplements and product supplements, a prospectus supplement and prospectus) with the SEC about the offerings to which this document relates. Please read those documents and the other documents relating to these offerings that Bank of Montreal has filed with the Securities and Exchange Commission (the "SEC") for more complete information about Bank of Montreal and these offerings. These documents may be obtained without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Bank of Montreal, any agent or any dealer participating in these offerings will arrange to send the applicable pricing supplement and product supplement, the prospectus supplement and the prospectus if so requested by calling toll-free at 1-877-369-5412.

The ETNs are senior, unsecured debt obligations of Bank of Montreal and are subject to Bank of Montreal's credit risk.

Investment suitability must be determined individually for each investor, and the ETNs may not be suitable for all investors. This information is not intended to provide and should not be relied upon as providing accounting, legal, regulatory or tax advice. Investors should consult with their own financial advisors as to these matters.

The leveraged ETNs are intended to be daily trading tools for sophisticated investors to manage daily trading risks as part of an overall diversified portfolio. They are designed to achieve their stated investment objectives on each Index Business Day. You should proceed with extreme caution in considering an investment in the ETNs.

The ETNs do not guarantee the return of your investment. If the Closing Indicative Note Value or the Intraday Indicative Value for the ETNs is equal to or less than $0 at any time specified in the applicable pricing supplement, you will lose all of your investment in the ETNs. Even if the Index Closing Level has increased or decreased, as applicable, from the Initial Index Level, you may receive less than the principal amount of your ETNs upon a call, redemption, at maturity, or if you sell your ETNs, as described more in the applicable pricing supplement. Leverage, if applicable, increases the sensitivity of your ETNs to changes in the level of the Index.

The ETNs are not suitable for investors with longer-term investment objectives. In particular, the ETNs should be purchased only by sophisticated investors who do not intend to hold the ETNs as a buy and hold investment, who are willing to actively and continuously monitor their investment and who understand the consequences of investing in and of seeking resetting investment results on each Index Business Day, which may be leveraged. Due to the effect of compounding, if the Indicative Note Value changes, any subsequent adverse change of the Index level will result in a larger dollar reduction from the Indicative Note Value than if the Indicative Note Value remained constant. The ETNs are subject to intraday purchase risk. The Indicative Note Value is reset daily, and the leverage of the ETNs during any given day may be greater than or less than the amount indicated by the name of the ETN.

The ETNs are subject to a call right, which may adversely affect the value of, or your ability to sell, your ETNs. The ETNs do not pay any interest, and you will not have any ownership rights in the index constituents. The Index Closing Level used to calculate any payment by the Issuer of the ETNs may be different from the Index Closing Level at other times during the term of the ETNs. There are restrictions on your ability to request a redemption of the ETNs, and you will not know the amount due upon redemption at the time you elect to request that the ETNs be redeemed. The Issuer may sell additional ETNs but is under no obligation to do so.

Market disruptions may adversely affect your return. Significant aspects of the tax treatment of the ETNs are uncertain.

The Intraday Indicative Value and the Indicative Note Value are not the same as the closing price or any other trading price of the ETNs in the secondary market. There is no assurance that your ETNs will be listed or continue to be listed on a securities exchange, and they may not have an active trading market. The value of the ETNs in the secondary market may be influenced by many unpredictable factors.

The Issuer or its affiliates may have economic interests that are adverse to those of the holders of the ETNs as a result of its business, hedging and trading activities, or as Calculation Agent of the ETNs (as defined by the applicable pricing supplement), and may have published research, expressed opinions or provided recommendations that are inconsistent with investing in or holding the ETNs, and may do so in the future.

The Index has limited actual historical information. The Index Calculation Agent (as defined by the applicable pricing supplement) may adjust the Index in a way that may affect its level, and may, in its sole discretion, discontinue the public disclosure of the intraday Index value and the end-of-day closing value of the Index. The Index is subject to risks relating to its focus industry. A limited number of Index constituents may affect the Index Closing Level, and the Index is not necessarily representative of its focus industry. An Index constituent may be replaced upon the occurrence of certain adverse events.

Use of Hypothetical Back-Tested Data — The historical data of the Index shown herein is from November 8, 2019. Any Index data shown prior to that date is hypothetical and a result of the application of the Index methodology to historical data, and has inherent limitations. The creation of hypothetical data necessarily involves assumptions and cannot take into account the impact of financial risk in actual trading. Alternative modeling techniques or assumptions may produce different hypothetical back-tested information that might be more appropriate and that might differ significantly from the information presented herein. The hypothetical back-tested data herein should not be considered indicative of actual results that might be obtained from an investment in a financial instrument referencing the Index. Historical and hypothetical back-tested results are neither an indicator nor a guarantee of future Index performance or the return of the ETNs.

Please see the "Risk Factors" section in the applicable pricing supplement.